Exhibit 99.1

UNITED UTILITIES PLC

Retirement of Non-executive director

3 June 2005

United Utilities PLC today announces the forthcoming retirement from the board of John Seed.

Sir Richard Evans, United Utilities’ Chairman said “I wish to express the board’s sincere thanks to John Seed who, having completed three three-year terms of office, will retire at the annual general meeting to be held on 29 July 2005 at the Bridgewater Hall, Manchester. In particular, John has ably chaired the remuneration committee for many years and his experience and sound judgement will be greatly missed by his board colleagues.”

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For further information please contact:

Tim Rayner – Company Secretary + 44 (0)1925 237071

United Utilities' ordinary and A shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".